Exhibit 99.44

ELEMENTAL ALTUS ROYALTIES CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2024 and 2023

(Unaudited - Expressed in US Dollars)

ELEMENTAL ALTUS ROYALTIES CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at September 30, 2024 and December 31, 2023

(Unaudited - Expressed in thousands of US Dollars)

	Notes	September 30, 2024 $’000	December 31, 2023 $’000
Assets
Current assets
Cash and cash equivalents		5,988	11,287
Accounts receivable and other	3	15,142	7,194
Held-for-sale assets	13	-	303
Total current assets		21,130	18,784

Non-current assets
Royalty interests	4	110,344	110,186
Accounts receivable and other	3	4,037	13,525
Investments in associates	5	41,392	42,978
Investments	6	2,256	3,449
Total non-current assets		158,029	170,138
Total assets		179,159	188,922

Liabilities
Current liabilities
Accounts payable and accrued liabilities	7	2,361	1,932
Held-for-sale liabilities	13	-	61
Total current liabilities		2,361	1,993

Non-current liabilities
Borrowings	8	19,805	30,000
Deferred tax liability		1,760	1,730
Total non-current liabilities		21,565	31,730
Total liabilities		23,926	33,723

Equity
Share capital	9	176,778	177,424
Contributed surplus		6,327	5,664
Accumulated other comprehensive income (“AOCI”)		1,438	1,280
Deficit		(29,310)	(29,169)
Total equity		155,233	155,199
Total liabilities and equity		179,159	188,922

Approved by the Board of Directors on November 14, 2024
Commitments (note 7)
Subsequent events (note 15)	Frederick Bell, CEO/Director	“Frederick Bell”

	Martin Turenne, Director	“Martin Turenne”

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ELEMENTAL ALTUS ROYALTIES CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENT OF LOSS AND COMPREHENSIVE LOSS

For the Three and Nine Months Ended September 30, 2024 and 2023

(Unaudited - Expressed in thousands of US Dollars)

	Notes	Three months ended September 30,		Nine months ended September 30,
		2024 $’000	2023 $’000	2024 $’000	2023 $’000
Revenue from royalty interests	4	3,725	2,378	10,474	7,784
Other income	4	-	-	330	-
Total Revenue		3,725	2,378	10,804	7,784

Depletion of royalty interests	4	(1,561)	(1,369)	(4,826)	(4,938)
Gross profit		2,164	1,009	5,978	2,846

General and administrative expenses	10	(1,331)	(1,220)	(4,697)	(4,434)
Project evaluation expenses	10	(51)	(294)	(150)	(536)
Transaction related expenses	10	-	-	(400)	-
Impairment charge		-	-	-	(127)
Share-based compensation expense	9	(321)	(17)	(1,020)	(243)
Share of profit of associate	5	426	151	1,581	1,337
Gain/(loss) on disposal	6	126	(483)	373	(1,445)
Profit from operations		1,013	(854)	1,665	(2,602)

Other income and expenses
Interest income		41	8	133	41
Interest and finance expenses	8	(406)	(675)	(1,641)	(1,971)
Fair value gain / (loss) on investments	6	34	(467)	9	(344)
Foreign exchange gain /(loss)		59	3	(33)	(10)
Other income / gain		152	9	440	436
Profit / (loss) before income taxes		893	(1,976)	573	(4,450)

Tax expense	10	(309)	(297)	(1,017)	(831)
Net profit / (loss) for the period of continuing operations		584	(2,273)	(444)	(5,281)

Net loss of discontinued operations	13	46	(333)	(54)	(798)
Total net profit / (loss)		630	(2,606)	(498)	(6,079)

Other comprehensive profit
Items that may be reclassified subsequently to profit and loss:
Foreign currency translation adjustment		175	380	158	364
Other comprehensive profit		175	380	158	364
Total comprehensive profit / (loss)		805	(2,226)	(340)	(5,715)

Profit / (loss) per share – basic and diluted
Continuing operations		0.00	(0.01)	(0.00)	(0.03)
Discontinued operations		0.00	(0.00)	(0.00)	(0.00)
Total net profit / (loss)		0.00	(0.01)	(0.00)	(0.03)
Weighted average number of shares outstanding –basic and diluted		195,211,476	184,879,281	195,728,858	183,765,085

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ELEMENTAL ALTUS ROYALTIES CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

For the Three and Nine Months Ended September 30, 2024 and 2023

(Unaudited - Expressed in thousands of US Dollars)

	Three months ended September 30,		Nine months ended September 30,
	2024 $’000	2023 $’000	2024 $’000	2023 $’000
Operating activities
Net profit / (loss) for the period	630	(2,606)	(498)	(6,079)
Adjustments for:	-
Depletion of royalty interests	1,561	1,369	4,826	4,938
Depreciation of property, plant and equipment	-	11	-	55
Impairment charge	-	-	-	127
Unrealized foreign exchange	115	(135)	202	(261)
Share-based compensation expense	321	17	1,020	243
Loss / (gain) on disposal	(126)	483	(373)	1445
Fair value loss on investments	(34)	467	(9)	344
Share of profit of associate	(426)	(151)	(1,581)	(1,337)
Interest income	(41)	(8)	(133)	(41)
Interest and finance expenses	406	675	1,641	1,971
Tax expense	309	297	1,017	831
Other non-cash items	(152)	-	(451)	-
	2,563	419	5,661	2,236
Changes in non-cash working capital items:
Accounts receivable and other	366	1,327	(1,123)	1,290
Accounts payable and accrued liabilities	(1,030)	(177)	(1,451)	(1,308)
Cash generated from/(used for) operating activities before taxes	1,899	1,569	3,087	2,218
Taxes paid	(191)	(672)	(826)	(1,206)
Cash generated from operating activities	1,708	897	2,261	1,012

Investing activities
Purchase of royalty interests	(3,037)	(11)	(3,037)	(3,853)
Investment in exploration assets	-	(94)	-	(1,602)
Payment for acquisition of associate	-	(2,599)	-	(4,603)
Proceeds from sale of equity investments (note 6)	-	-	3,500	-
Proceeds from disposal of stream assets (note 6)	-	-	283	-
Proceeds from disposal of subsidiary (note 14)	50	-	50	-
Loss of cash on disposal of subsidiary	-	(530)	-	(539)
Purchase of PPE	-	1	-	(17)
Distribution from associate (note 5)	1,110	1,059	3,162	2,970
Cash generated from/(used for) investing activities	(1,877)	(2,174)	3,958	(7,644)

Financing activities
Interest received	41	8	133	41
Interest paid	(389)	(675)	(1,618)	(1,971)
Repayment of loan principal (note 8)	-	-	(10,000)	-
Finance lease payments	-	-	-	(32)
Cash used for financing activities	(348)	(667)	(11,485)	(1,962)

Exchange differences on cash and cash equivalents	59	-	(33)	(10)

Change in cash and cash equivalents	(458)	(1,944)	(5,299)	(8,604)
Cash and cash equivalents, beginning of the period	6,446	10,818	11,287	17,478
Cash and cash equivalents, end of the period	5,988	8,874	5,988	8,874

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ELEMENTAL ALTUS ROYALTIES CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Nine Months Ended September 30, 2024 and 2023

(Unaudited - Expressed in thousands of US Dollars)

	Ordinary shares #	Share capital $’000	Contributed Surplus $’000	AOCI $’000	Deficit $’000	Total Equity $’000
Balance as at December 31, 2022	180,886,010	165,038	6,987	340	(25,938)	146,427
Issued during the period:
Pursuant to acquisition of royalty assets	12,709,273	11,547	-	-	-	11,547
Less: other cash issuance costs	-	(57)	-	-	-	(57)
Share-based compensation expense	-	-	243	-	-	243
Exercise of share-based options	2,395,109	896	(896)	-	-	-
Loss and comprehensive loss for the period	-	-	-	364	(6,079)	(5,715)
Balance as at September 30, 2023	195,990,392	177,424	6,334	704	(32,017)	152,445

Balance as at December 31, 2023	195,990,392	177,424	5,664	1,280	(29,169)	155,199
Share-based compensation expense	-	-	1,020	-	-	1,020
Forfeit of share options	-	-	(357)	-	357	-
Share cancellation (note 9)	(814,321)	(646)	-	-		(646)
Comprehensive loss for the period	-	-	-	158	(498)	(340)
Balance as at September 30, 2024	195,176,071	176,778	6,327	1,438	(29,310)	155,233

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Nine Months Ended September 30, 2024 and 2023

(Unaudited - Expressed in US Dollars, except where otherwise noted)

1.	NATURE OF OPERATIONS

Elemental Altus Royalties Corp. (the “Company” or “Elemental Altus”), incorporated under the laws of the Province of British Columbia. The Company is primarily involved in the acquisition and generation of precious metal royalties. The registered office address is Suite 1020, 800 West Pender Street, Vancouver, British Columbia, Canada. The Company’s common shares trade on the TSX Venture Exchange under the ticker symbol “ELE” and the OTCQX market under the trading symbol “ELEMF”.

These condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for at least twelve months from September 30, 2024.

2.	BASIS OF PRESENTATION

(A)	Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards applicable to the preparation of interim financial statements, under International Accounting Standard 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2023.

The Company uses the same accounting policies and methods of computation as in the annual consolidated financial statements for the year ended December 31, 2023. There was no material impact on the financial statements from new accounting standards or amendments to accounting standards, effective January 1, 2024.

The condensed interim consolidated financial statements are presented in US Dollars. The notation “$” represents US dollars, “C$” represents Canadian dollars, and A$ represents Australian dollars.

The condensed interim consolidated financial statements were approved by the Board of Directors and authorized for issue on November 14, 2024.

(B)	Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries. Material subsidiaries are listed in the following table:

			% Equity Interest as at
Name	Country of Incorporation	Functional Currency	September 30, 2024	December 31, 2023
Elemental One Limited	BVI	US Dollar	100	100
Elemental Royalties (Australia) Pty Ltd	Australia	US Dollar	100	100
Elemental Resources Limited	England & Wales	Pound Sterling	100	100
Altus Exploration Management Limited	England & Wales	US Dollar	100	100
Elemental Royalties Delaware LLC	United States of America	US Dollar	100	100

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Nine Months Ended September 30, 2024 and 2023

(Unaudited - Expressed in US Dollars, except where otherwise noted)

2.	BASIS OF PRESENTATION (continued)

(C)	Critical accounting estimates and judgements

The Company uses the same critical accounting estimates and judgements as those that applied to the annual consolidated financial statements for the year ended December 31, 2023.

(D)	New accounting standards adopted

New accounting standards effective in 2024

There was no material impact on the financial statements from new accounting standards or amendments to accounting standards, effective January 1, 2024.

Amendments IAS 1 – Classification of Liabilities as Current or Non-current

The IASB issued amendments to IAS 1 Presentation of Financial Statements (“IAS 1”). The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period. Classification is unaffected by the entity’s expectation or events after the reporting date. Covenants of loan arrangements will affect the classification of a liability as current or non-current if the entity must comply with a covenant either before or at the reporting date, even if the covenant is only tested for compliance after the reporting date. There was no significant impact on the Company’s consolidated interim financial statements as a result of the adoption of these amendments.

New accounting standards issued but not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current year and have not been early adopted. These standards are not expected to have a material impact on the Company’s current or future reporting periods.

The amendments are not expected to have a significant impact on the Company’s consolidated financial statements.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Nine Months Ended September 30, 2024 and 2023

(Unaudited - Expressed in US Dollars, except where otherwise noted)

3.	ACCOUNTS RECEIVABLE AND OTHER

Amounts due within 1 year (current)

	September 30, 2024 $’000	December 31, 2023 $’000
Trade receivable	11,066	3,441
Accrued royalty income	3,675	2,586
Prepayments	82	107
Amounts due from related parties (note 11)	77	735
GST/VAT receivable	59	157
Other receivables	183	168
Total accounts receivable and other	15,142	7,194

Amounts due after 1 year (non-current)

	September 30, 2024 $’000	December 31, 2023 $’000
Trade receivable	3,670	13,157
Amounts due from related parties (note 11)	367	368
Total accounts receivable and other	4,037	13,525

The trade receivable balance includes the deferred production-based milestones from the Diba royalty and deferred consideration from the disposal of the Ming gold stream and the Ethiopian exploration projects (note 14).

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Nine Months Ended September 30, 2024 and 2023

(Unaudited - Expressed in US Dollars, except where otherwise noted)

4.	ROYALTY INTERESTS

As of and for the nine months ended September 30, 2024.

		COST		ACCUMULATED DEPLETION
	Opening $’000	Additions/ (Disposal) $’000	Ending $’000	Opening $’000	Depletion $’000	Ending $’000	Carrying Amount $’000
Amancaya Chile	3,614	-	3,614	3,137	41	3,178	436
Ballarat Australia	5,841	-	5,841	1,006	361	1,367	4,474
Bonikro Côte d’Ivoire	12,405	-	12,405	947	1,302	2,249	10,156
Cactus U.S.A	9,918	-	9,918	-	-	-	9,918
Diba Mali	11,196	-	11,196	-	-	-	11,196
Karlawinda Australia	37,166	-	37,166	6,597	1,759	8,356	28,810
Laverton Australia	16,071	-	16,071	-	-	-	16,071
Mercedes Mexico	999	-	999	171	82	253	746
Mount Pleasant Australia	476	-	476	338	78	416	60
Panton Sill Australia	94	-	94	-	-	-	94
SKO Australia	1,243	-	1,243	163	120	283	960
Wahgnion Burkina Faso	12,379	-	12,379	4,773	1,083	5,856	6,523
Western Queen Australia	2,009	-	2,009	-	-	-	2,009

Development assets Australia and other	13,907	4,984	18,891	-	-	-	18,891
Total	127,318	4,984	132,302	17,132	4,826	21,958	110,344

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Nine Months Ended September 30, 2024 and 2023

(Unaudited - Expressed in US Dollars, except where otherwise noted)

4.	ROYALTY INTERESTS (continued)

As of and for the year ended December 31, 2023.

		COST			ACCUMULATED DEPLETION
	Opening $’000	Additions $’000	Impairment & Disposal $’000	Ending $’000	Opening $’000	Depletion $’000	Impairment & Disposal $’000	Ending $’000	Carrying Amount $’000
Amancaya Chile	3,614	-	-	3,614	2,706	431	-	3,137	477
Ballarat Australia	5,625	216	-	5,841	339	667	-	1,006	4,835
Bonikro Côte d’Ivoire	12,405	-	-	12,405	29	918	-	947	11,458
Cactus U.S.A	-	9,918	-	9,918	-	-	-	-	9,918
Karlawinda Australia	37,166	-	-	37,166	3,894	2,703	-	6,597	30,569
Kwale Kenya	943	-	(943)	-	819	-	(819)	-	-
Laverton Australia	16,071	-	-	16,071	-	-	-	-	16,071
Diba Mali	-	11,196	-	11,196	-	-	-	-	11,196
Mercedes Mexico	999	-	-	999	69	102	-	171	828
Mount Pleasant Australia	476	-	-	476	204	134	-	338	138
Mulgarrie Australia	250	-	(250)	-	-	84	(84)	-	-
Panton Sill Australia	94	-	-	94	-	-	-	-	94
SKO Australia	1,243	-	-	1,243	37	126	-	163	1,080
Wahgnion Burkina Faso	12,379	-	-	12,379	3,037	1,736	-	4,773	7,606
Western Queen Australia	2,009	-	-	2,009	-	-	-	-	2,009
Development assets Australia and other	7,913	6,094	(100)	13,907	-	-	-	-	13,907
Ming Stream Canada	11,377	-	(11,377)	-	152	-	(152)	-	-
Total	112,564	27,424	(12,670)	127,318	11,286	6,901	(1,055)	17,132	110,186

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Nine Months Ended September 30, 2024 and 2023

(Unaudited - Expressed in US Dollars, except where otherwise noted)

4.	ROYALTY INTERESTS (continued)

The following table summarizes the Company’s total revenue from royalty interests during the nine months ended September 30, 2024, and 2023:

	Three months ended September 30,		Nine months ended September 30,
	2024 $’000	2023 $’000	2024 $’000	2023 $’000
Revenue from royalties
Amancaya	20	159	120	608
Ballarat	114	-	404	214
Bonikro	1,228	290	3,023	556
Karlawinda	1,226	1,019	3,709	3,459
Mercedes	290	178	773	610
Mulgarrie	-	8	-	22
Mount Pleasant	100	36	260	224
SKO	84	51	257	202
Wahgnion	663	637	1,928	1,889
Total revenue from royalties	3,725	2,378	10,474	7,784

Other income	-	-	330	-
Total revenue	3,725	2,378	10,804	7,784

The Company royalty on Caserones is recognised as an investment in associate (note 5) in accordance with IAS 28 “Investments in Associates and Joint Ventures”.

Other income balance, for the nine months ended September 30, 2024, includes the $0.33 million (AUD $0.5 million) SKO discovery bonus and other payments from royalties.

HCK Lithium Project

On April 22, 2024, the Company acquired a 1.25%-1.40% net smelter return (“NSR”) royalty on the Lithium HCK Project in the Republic of Rwanda, with Rio Tinto Mining and Exploration Limited (“Rio Tinto") having the licence to operate. The royalty serves as repayment for the Company's $0.23 million (GBP £0.20 million) receivable balance from Aterian Plc.

Mactung & Cantung

On August 1, 2024, the Company acquired two tungsten royalties, Mactung and Cantung. The Mactung royalty is an uncapped 4.0% NSR with an option to buy back 50% of the royalty held by the project operator, Fireweed, which can be exercised at any time for CAD $2.5 million. The Cantung royalty is an uncapped 1.0% NSR with no buybacks. The total consideration for these royalties are $4.5 million (with $3 million being paid on closing and a deferred payment of $1.5 million due 1 year after closing).

Daro & Zager

On August 28, 2024, the Company acquired two uncapped 2.5% NSR royalties from Altau Holdings Limited as part of its sale to ANS Exploration Corp (note 14). These royalties have been valued at $0.2 million. ANS Exploration Corp retains a five-year option to buy back up to 1% of these royalties for $1.5 million each.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Nine Months Ended September 30, 2024 and 2023

(Unaudited - Expressed in US Dollars, except where otherwise noted)

5.	INVESTMENT IN ASSOCIATES

The Company holds three investments in associates as shown in the table below:

	SLM California (Caserones)	Legend Gold Mali (Tabakarole)	Aterian plc	Total
	$’000	$’000	$’000	$’000
Opening balance at January 1, 2023	33,426	3,026	3,803	40,255
Additions	4,603	-	-	4,603
Share of profit or (loss) for the period	2,662	16	(520)	2,158
Distribution received	(4,140)	-	-	(4,140)
FX revaluation	-	-	102	102
Balance as at December 31, 2023	36,551	3,042	3,385	42,978
Share of profit or (loss) for the period	1,825	(3)	(241)	1,581
Distributions received	(3,162)	-	-	(3,162)
FX revaluation	-	-	(5)	(5)
Closing balance at September 30, 2024	35,214	3,039	3,139	41,392

SLM California (Caserones), Chile

As of September 30, 2024, the Company held a 0.473% NSR royalty interest on the Caserones copper mine in northern Chile. The royalty is owned through the Company’s 50% interest in Minera Tercero SpA which owns 45.6% of Sociedad Legal Minera California Una de la Sierra Peña Negra (“SLM California”) and a 100% owned company, EA Regalías Chile SpA, which owns 1.56% of SLM California.

Minera Tercero SpA is jointly controlled by the Company and another operator and is accounted for as a joint operation. The Company recognizes 50% of the principal asset held by Minera Tercero SpA, which is an investment in SLM California and 50% of the respective income and expenses. SLM California is an associate of Minera Tercero SpA and is accounted for using the equity method. The Company’s 50% share of profit/loss of the associate recognized by Minera Tercero SpA under the equity method is shown in the Statement of Comprehensive Loss. Distributions received from the associate reduce the carrying amount of the investment.

The Company received distributions from SLM California in respect of the royalty on production at the Caserones mine of $3.16 million with respect of the nine months ended September 30, 2024 (nine months ended September 30, 2023: $3.0 million). The distributions were calculated after provisions made by SLM California for expenses and Chilean income tax. The Company adjusted this share of profit through an amortization of the investment based on a depletion calculation performed on the underlying royalty asset in order to conform with Elemental Altus’ consolidated accounting policies.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Nine Months Ended September 30, 2024 and 2023

(Unaudited - Expressed in US Dollars, except where otherwise noted)

5.	INVESTMENT IN ASSOCIATES (continued)

Legend Gold Mali

Legend Gold Mali SARL is a wholly owned subsidiary of Legend Mali UK II Ltd, a holding company which is a 30%- owned associate of the Company, and holds the Tabakorole gold project and two contiguous licences with a total area of 292km2 in southern Mali. The Company’s interest in Legend Mali UK II Ltd. is accounted for using the equity method. The company is the subject of an agreement between the Company and Marvel Gold that was renewed in January 2022, under which Marvel Gold retains the right to increase its holding to 80% by sole funding a definitive feasibility study on the Tabakorole project.

Aterian Plc

Aterian Plc is a 20.65% owned associate of the Company which holds a portfolio of 15 exploration and evaluation projects in Morocco and one lithium exploration project in Rwanda. The Company has appointed one member of the board of Aterian. As the Company has significant influence but not control or joint control over Aterian, it is treated as an investment in associate and accounted for using the equity method. The shares of Aterian Plc are listed on the London Stock Exchange (LON: ATN).

As of May 3, 2024, the Company entered into an agreement with Aterian PLC (“Aterian”) to sell 653,334 shares back to Aterian in exchange for a convertible loan instrument (“CLN”). This transaction provided Aterian with additional fundraising capacity to accelerate its exploration programs in Morocco and Botswana. On September 20, 2024, the CLN was converted back into the same number of shares, 653,334, which the Company has received. The Company has determined that it continues to hold significant influence over Aterian during this period of transactions and currently, thus maintaining its interest as an Investment in Associate. There is no net financial impact from these transactions.

6.	INVESTMENTS

Investments carried at fair value through profit or loss comprise listed equity shares (Level 1) and non listed equity shares (Level 2). All three investments currently held by the Company are portfolio investments.

2024
$’000
Opening balance at January 1, 2024	3,449
Additions	2,367
Disposals	(3,685)
Revaluation gain	125
Closing balance at September 30, 2024	2,256

Of the $0.09 million of fair value gain in the statement of comprehensive loss, $0.12 million was an unrealized foreign exchange gain on the revaluation of the Company’s investments.

As at September 30, 2024, the Company held investments in Akh Gold Limited, Altau Holdings Limited, Desert Gold Ventures Inc. and Stellar Africa Gold Inc.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Nine Months Ended September 30, 2024 and 2023

(Unaudited - Expressed in US Dollars, except where otherwise noted)

6.	INVESTMENTS (continued)

On February 12, 2024, the Company received $2.36 million Firefly Metals Ltd shares as part of its consideration for the disposal of the Ming Gold Stream in 2023. On February 27, 2024, the Company sold its entire shareholding in Firefly Metals Ltd for $2.33 million, resulting a loss on disposal of $0.03 million. On June 19, 2024, the Company received an additional $0.30 million settlement payment from the disposal of the Ming Gold Stream.

On March 27, 2024, the Company sold its entire shareholding interest in Canyon Resources Ltd for $1.18 million, resulting in a loss on disposal of $0.01 million.

On August 28, 2024, the Company sold 95% of its shareholding in Altau Holdings Ltd and realised its remaining investment in the entity at a fair value of $0.01 million. Refer to note 14 for further information.

Fair values of financial assets and liabilities measured at fair value

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 - quoted prices in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data.

The levels in the fair value hierarchy into which our financial assets and liabilities that are measured and recognized in the condensed consolidated interim statements of financial position at fair value on a recurring basis were categorized as follows:

	Fair value at September 30, 2024 ($’000)
	Level 1	Level 2	Level 3	Total
Recurring Measurements
Cash and cash equivalents	5,988	-	-	5,988
Investments	172	2,084	-	2,256
Total	6,160	2,084	-	8,244

	Fair value at December 31, 2023 ($’000)
	Level 1	Level 2	Level 3	Total
Recurring Measurements
Cash and cash equivalents	11,287	-	-	11,287
Investments	1,375	2,074	-	3,449
Total	12,662	2,074	-	14,736

During the nine months ended September 30, 2024, no amounts were transferred between Levels. The group also has a number of financial instruments which are not measured at fair value in the statement of financial position. For these instruments, the fair values are not materially different to their carrying amounts.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Nine Months Ended September 30, 2024 and 2023

(Unaudited - Expressed in US Dollars, except where otherwise noted)

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2024	December 31, 2023
	$’000	$’000
Trade payables	141	75
Accrued interest (note 8)	47	87
Accruals	572	1,371
Other payables	1,601	399
Total	2,361	1,932

The other payables balance includes $1.50 million deferred consideration payable for Mactung and Cantung royalties (note 4).

In December 2017, the Company acquired the Mount Pleasant gold royalty in Australia. A deferred payment of A$0.4 million is due at the point a decision is taken to mine a refractory portion of the resource and funds committed to its development. The deferred payment has not been recognized as it is not considered that the condition triggering the payment obligation will occur.

8.	BORROWINGS

2024 $’000
Opening balance at January 1, 2024	30,000
Repayment	(10,000)
Less: Facility extension transaction costs	(219)
Amortisation of transaction costs	24
Closing balance at September 30, 2024	19,805

National Bank of Canada/ Canadian Imperial Bank of Commerce loan

On December 1, 2022, the Company entered into an agreement with National Bank of Canada (“NBC”) and Canadian Imperial Bank of Commerce (“CIBC”) for a $40 million revolving credit facility (the “Facility”), with an option to increase to $50 million subject to certain conditions. Depending on the company's leverage ratio, amounts drawn on the facility are subject to interest at SOFR plus 2.50% - 3.75% per annum, and the undrawn portion is subject to a standby fee of 0.56% - 0.84% per annum.

The Facility has been entered into by the Company as borrower, NBC and its subsidiaries as Administrative Agent, Sole Bookrunner and Co-Lead Arranger, and CIBC as Co-Lead Arranger and Syndication Agent. The Facility includes a number of financial covenants including maintenance of an interest coverage ratio above 3.00:1.00, maintenance of a net leverage ratio below 3.50:1.00 and maintenance of a net worth relative to that at the date of the Facility plus cumulative net income thereafter. At September 30, 2024, June 30, 2024, March 31, 2024, and December 31, 2023, the Company certified that it was in compliance with the terms of the covenants.

On June 5, 2024, the Company extended its facility maturity to June 5, 2027. The arrangement fees and legal costs associated with this extension are capitalized and amortized over the term of the facility.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Nine Months Ended September 30, 2024 and 2023

(Unaudited - Expressed in US Dollars, except where otherwise noted)

8.	BORROWINGS (continued)

As at September 30, 2024, the balance of accrued interest was $0.05 million (December 31, 2023: $0.09 million).

In the nine months ended September 30, 2024, the Company made a total of $10 million repayments. As at September 30, 2024, the drawn down balance (loan principal) was $20 million (December 31, 2023: $30 million). As at September 30, 2024 the unutilized amount of the credit facility is $20 million (December 31, 2023: $10 million).

9.	SHARE CAPITAL

a)	Authorized

The Company’s authorized share structure consists of an unlimited number of common shares without par value.

b)	Share activities

On July 4, 2024, the Company, for no consideration, cancelled 814,321 ordinary common shares in the share capital of the Company surrendered by certain former and current management to satisfy tax obligations. As of September 30, 2024, the Company has 195,176,071 of ordinary shares outstanding.

c)	Stock options, performance share units and restricted share units

The Company maintains an incentive compensation plan for stock options, performance share units (“PSUs”) and restricted share units. The maximum number of shares reserved for issue under the plan shall not exceed 10% of the outstanding common shares of the Company, as at the date of the grant. The maximum number of common shares reserved for issue to any one person under the plan cannot exceed 5% of the issued and outstanding number of common shares at the date of the grant and the maximum number of common shares reserved for issue to a consultant or a person engaged in investor relations activities cannot exceed 2% of the issued and outstanding number of common shares at the date of the grant. The exercise price of each option granted under the plan may not be less than the Discounted Market Price (as that term is defined in the policies of the TSX-V). The vesting terms of the awards are in the sole discretion of the Board of Directors. All stock options and PSUs become fully vested if a change of control of the Company occurs. Options may be granted for a maximum term of ten years from the date of the grant, are non-transferable and expire within 90 days of termination of employment or holding office as a director or officer of the Company.

Stock options

Changes in share purchase options during the nine months ended September 30, 2024 and the year ended December 31, 2023 are as follows:

	Number of stock options	Weighted Average Exercise Price		Weighted Average Life (Years)
Outstanding, December 31, 2022	14,335,396	C$	1.60	4.20
Granted	175,000	C$	1.40
Forfeited	(3,087,110)	C$	1.64
Outstanding, December 31, 2023	11,423,286	C$	1.59	3.21
Granted	2,980,000	C$	1.15
Forfeited	(911,550)	C$	1.59
Outstanding, September 30, 2024	13,491,736	C$	1.46	3.33
Outstanding and exercisable, September 30, 2024	12,001,736	C$	1.74	2.76

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Nine Months Ended September 30, 2024 and 2023

(Unaudited - Expressed in US Dollars, except where otherwise noted)

9.	SHARE CAPITAL (continued)

The 2,980,000 stock options granted in 2024 have a five-year term and vest over one and half years from the grant date. These options were fair valued at their grant date using the Black Scholes valuation model, based on the following key terms:

Risk-free rate	3.6%
Expected share price volatility	41%
Expect life of options	5 years

The expiration schedule of the 13,491,736 options outstanding at September 30, 2024 is as follows:

Year of expiry	Number of stock options	Weighted Average Exercise Price
2025	3,007,946	1.80
2026	59,400	1.92
2027	7,444,390	1.45
2028	-	-
2029	2,980,000	1.15

During the nine months ended September 30, 2024 the Company recorded $0.66 million (2023: $0.2 million) of share- based compensation expense to the statement of comprehensive loss based on the vesting of stock options.

Subsequent to the end of the period, on October 1, 2024, the Company granted 600,000 stock options to directors, officers, and employees who joined the Company in 2024.

Performance share units

The Company has certain performance share units outstanding which were issued to directors and officers. Changes in PSUs during the nine months ended September 30, 2024 and the year ended December 31, 2023 are as follows:

Number of PSUs
Outstanding, December 31, 2022	2,895,109
Exercised	(2,395,109)
Outstanding, December 31, 2023	500,000
Outstanding and exercisable, December 31, 2023	160,000
Outstanding, September 30, 2024	500,000
Outstanding and exercisable, September 30 2024	160,000

On July 28, 2020, the Company issued 500,000 PSUs to certain employees of the Company, expiring on July 28, 2025. The PSUs vest once the Company’s share price reaches between C$1.70 and C$2.20 per share and a period of time has passed as follows: 160,000 PSUs vest after 2 years (July 28, 2022) if the share price reaches C$1.70 – this threshold has been met - and 340,000 PSUs vest after 3 years (July 28, 2023) if the share price reaches C$2.20 – this threshold has not been met as at September 30, 2024.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Nine Months Ended September 30, 2024 and 2023

(Unaudited - Expressed in US Dollars, except where otherwise noted)

9.	SHARE CAPITAL (continued)

The fair value of the performance share units was estimated using the fair value of a common share at the grant date using the Black Scholes valuation model.

During the nine months ended September 30, the Company recorded $nil (2023: $0.04 million) of share-based compensation to the statement of comprehensive loss based on the vesting of PSUs.

Restricted Share Units (“RSUs”)

The Company has established an RSU plan whereby RSUs will be issued to eligible employees or directors. RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs vest over a period of three years from the grant date. RSU expense is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the date of grant.

	Number of RSUs	Weighted Average Life (Years)
Outstanding, January 1, 2024	-	-
Granted	1,300,000	4.41
Outstanding, September 30, 2024	1,300,000	4.41

During the nine months ended September 30, 2024, the Company recorded $0.35 million (2023: $nil) of share- based compensation to the statement of comprehensive loss based on the vesting of restricted share units.

Subsequent to the end of the period, on October 1, 2024, the Company granted 241,000 restricted share units (each “RSU”) to directors, officers, and employees who joined the Company in 2024.

d)	Basic and diluted loss per share

During the nine months ended September 30, 2024, potentially dilutive common shares totaling 12,161,736 (2023: 13,058,486) were not included in the calculation of basic and diluted loss per share because their effect was anti-dilutive. Potentially dilutive common shares are from PSUs, stock options and RSUs.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Nine Months Ended September 30, 2024 and 2023

(Unaudited - Expressed in US Dollars, except where otherwise noted)

10.	OPERATING EXPENSES BY NATURE

	Three months ended September 30,		Nine months ended September 30,
	2024 $’000	2023 $’000	2024 $’000	2023 $’000
Salary, fees and pension	772	751	2,703	2,606
Corporate administration	275	207	524	458
Listing and filing fees	36	141	127	145
Marketing and promotion	60	88	223	343
Professional fees and consulting fees	188	33	1,120	882
Project evaluation expenses	51	294	150	536
Transaction related expenses	-	-	400	-
Total	1,382	1,514	5,247	4,970

In the statement of comprehensive loss, tax expense for the nine months ending September 30, 2024, $1.02 million (2023: $0.83 million) is formed of withholding tax expense of $0.92 million (2023: $1.25 million), a corporation tax expense of $0.05 million (2023: $nil) and a deferred tax expense of $0.03 million (2023: $0.42 million recovery).

11.	RELATED PARTY TRANSACTIONS

Key management includes the executive and non-executive directors and certain officers of the Company. Key management compensation during the nine months ended September 30, 2024 and 2023 is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	$’000	$’000	$’000	$’000
Salary, fees, pension and professional fees	547	414	1,282	1,416
Share-based compensation	223	8	696	52
Total	770	422	1,978	1,468

Amounts due from related parties as at September 30, 2024 of $0.45 million (December 31, 2023: $1.10 million) consists of a receivable from Akh Gold Ltd, in which the Company holds a 19.9% equity interest.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Nine Months Ended September 30, 2024 and 2023

(Unaudited - Expressed in US Dollars, except where otherwise noted)

12.	SEGMENTED INFORMATION

The Company maintains a single business segment which is its royalty interests, from which it derives its revenue.

	North America	South America	Australia	Africa	Total
	2024 $’000	2024 $’000	2024 $’000	2024 $’000	2024 $’000
Royalty interests (Carrying Amount)	20,543	436	56,763	32,602	110,344

Revenue – nine months ending September 30, 2024	773	120	4,630	4,951	10,474

13.	HELD-FOR-SALE ASSETS AND LIABILITIES AND DISCONTINUED OPERATIONS

On August 28, 2024, the Company completed the sale of a 95% ownership interest in Altau Holdings Limited (“Altau”) to ANS Exploration Corp. (“ANS”). Refer to note 14 for further information.

The value of held-for-sale assets and liabilities at September 30, 2024 was as follows:

Assets held by Altau Holdings Ltd $’000
December 31, 2023	303
Additions	1
Disposals	(304)
September 30, 2024	-

Liabilities held by Altau Holdings Ltd $’000
December 31, 2023	61
Additions	33
Disposals	(94)
September 30, 2024	-

14.	DISPOSAL OF SUBSIDIARY

On August 28, 2024, the Company completed the sale of a 95% ownership interest in Altau and its subsidiaries to ANS. The consideration for this transaction consists of:

•	$200,000 in cash, with $50,000 received at closing and five quarterly instalments of $30,000.
•	Up to $1 million in milestone-based performance payments.
•	Up to a 5% equity stake in ANS, contingent upon any future Initial Public Offering ("IPO") of ANS shares.

The Company has recognised a deferred consideration receivable of $150,000, which is included in Trade Receivables (note 3). No fair value has been realised for the milestone payments due to their long-term nature; these will be recognised when the milestones are achieved. The gain on disposal before tax was $0.1 million.

The Company has also received two uncapped 2.5% Net Smelter Return royalties from Altau, which have been valued at $0.2 million (note 4). ANS retains a five-year option to buy back up to 1% of these royalties for $1.5 million each.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Nine Months Ended September 30, 2024 and 2023

(Unaudited - Expressed in US Dollars, except where otherwise noted)

15.	SUBSEQUENT EVENTS

•	On October 28, 2024, the Company completed the acquisition of an additional 50% ownership of Alpha 2 SPV Limited (“Alpha 2”) and Alpha 3 SPV Limited (“Alpha 3”), entities holding 24 existing royalties, from Alpha 1 SPV Limited. The consideration for this transaction was $28 million paid in 34,444,580 newly issued common shares of the Company (“Acquisition”).

Following this transaction, the Company now holds 100% ownership of both Alpha 2 and Alpha 3, which hold the producing royalties of Bonikro (4.5% NSR), Ballarat (2.5% NSR), and SKO (AUD$10/oz).

•	Additionally, on October 28, 2024, the Company completed a $12.8 million private placement to La Mancha Investments S.à r.l following the exercise of their Anti-Dilution Rights for 16,141,940 common shares (“Private Placement”).

After the acquisition and Private Placement, the Company has 245,762,591 common shares outstanding.

•	On November 13, 2024, the Company amended its Credit Facility to exercise a $10 million accordion feature, increasing the total available facility from $40 million to $50 million. This amendment introduced Royal Bank of Canada as a new lender to the facility, alongside the National Bank of Canada and the Canadian Imperial Bank of Commerce.

As of September 30, 2024, the Company had drawn $20 million from the facility and $30 million remains undrawn and available for use under the facility.